Exhibit (d)(12)

September 12, 2010

Tram Phi

ArcSight, Inc.

Dear Tram:

We are extremely pleased to extend you an offer of employment, and we look forward to your joining Hewlett-Packard Company. We are a company unlike any other. It’s a fact underscored by our leadership across customer segments, by our presence and leadership in key regions around the world, and by our rich technology portfolio. As proud as we are of these capabilities, we are equally proud of the things that define our character as a company: the dedication of our people, our standards and values, and the depth of our commitment to global citizenship.

Compensation and Title

If you accept this offer, you will begin employment with HP (or a subsidiary of HP) at an annual salary of $265,000. Your job title will be Director, Legal. Your job responsibilities will remain similar to your current responsibilities at ArcSight until further notice.

HP Annual Incentive Program

Following conclusion of your participation in the ArcSight Bonus Plan, you will be eligible to participate in HP’s Pay-for-Results (PfR) Plan.  Your target bonus opportunity for FY11 will be 35% of your eligible earnings, with a maximum bonus opportunity equal to three times target. “Eligible earnings” is generally your base pay for your period of PfR participation. The bonus is discretionary and based on, among other things, company, business unit, and individual performance, and is otherwise subject to the terms of the PfR Plan.

Treatment of ArcSight Options

As described in the HP-ArcSight Merger Agreement, all of your ArcSight option awards that are unvested as of the Closing Date will be converted to HP awards with the substantially same terms and conditions regarding type of award, vesting and option term, and using the “conversion ratio” as defined in the Merger Agreement.

If you remain employed with HP for 12 months after the Closing Date, or if during this time your employment is terminated by HP and not for Cause, 75% of your converted ArcSight equity that remains unvested as of that date will become fully vested.

For purposes of this letter, the term “Cause” means (a) any material breach of this letter agreement, the Agreement Regarding Confidential Information and Proprietary Developments between you and HP, or any other written agreement between you and HP, (b) any material failure to comply with HP’s written policies or rules, as they may be in effect from time to time during your employment; (c) commission, conviction of or a plea of “guilty” or “no contest” to, a felony under the laws of the United States; (d) material neglect of duties; or (e) material misconduct.

HP Long-Term Incentive Program

Beginning with HP’s FY11 annual grant cycle, we would expect to make a grant to you in December of 2010 of HP’s performance-based restricted units (“PRUs”), on terms and in amounts consistent with awards granted to similarly-situated executives.

HP Benefits

You will be transitioned to HP benefits as soon as administratively practicable after the Closing Date.  In the U.S., HP benefits include the HP 401(k) Plan, medical and dental coverage, and a full array of other flexible benefits.  You will receive credit under HP’s benefit plans for your continuous service with ArcSight as provided under the Merger Agreement.  More information will be shared with you about HP benefits during a pre-closing briefing.

Continuation of ArcSight Change in Control Protection

Under the terms of your offer letter of January 5, 2006 (as amended), for a period of six months after a change in control, you have the right to receive three months’ base salary and 50% acceleration of ArcSight equity upon an “Involuntary Termination” as defined in your offer letter, which includes a not for Cause termination by HP (as defined above), or a “Good Reason” termination by you.  Under that offer letter, a Good Reason termination is defined as a material reduction in your job responsibilities or authority without your written consent, if you resign within thirty (30) days after you have so notified HP, and HP has failed to correct the reduction.  If you terminate in an Involuntary Termination within six months following Closing, HP will pay you three months’ base salary as severance and 50% of your converted ArcSight equity that remains unvested as of that date will become fully vested.  These benefits will be in lieu of the benefits you would otherwise have been eligible for under this offer letter.

Terms of Employment

Your employment with HP will be on the terms set forth in this letter and in accordance with HP’s standard employment policies. You will be an “at will” employee, meaning that either you or HP will have the right to terminate the employment relationship at any time, with or without cause.  This letter constitutes our entire agreement regarding the term of your employment and supersedes and replaces your January 5, 2006 offer letter (as amended) and any other agreements regarding your term of employment, severance obligations, change in control, or other similar or related provisions. By signing below you acknowledge and agree that from and after the Closing of the Merger Agreement between ArcSight, HP and Troy Acquisition Corporation, your January 5, 2006 offer letter (as amended) will be deemed terminated and no longer of any force or effect.  You also agree that the terms and conditions of this job offer, including your proposed HP title, do not constitute grounds for an “Involuntary Termination” following a change in control, as defined in that offer letter and certain grant agreements.

All payments under this agreement are subject to applicable withholding taxes.

Offer Contingencies

This offer is contingent upon the Closing of the Merger Agreement between ArcSight, HP and Troy Acquisition Corporation and your continued employment in good standing with ArcSight until that time.  In addition, your eligibility for employment with HP will be contingent upon your completion of certain standard pre-employment requirements, including:

•                  a pre-employment background check;

•                  completion of the Form I-9, to the extent HP determines that your existing I-9 form cannot be transferred with your other records;

•                  your acknowledgement and acceptance of the HP Agreement Regarding Confidential Information and Proprietary Developments (ARCIPD), which includes certain post-employment restrictions (copy attached); and

•                  your agreement to abide by the HP Standards of Business Conduct, U.S. Drug Policies, and Post-Offer Rules Regarding Confidential Information Obligations.  Adherence to these policies, including subsequent changes, is required of all employees.

Acceptance of Offer

To accept these terms and conditions, please sign and return an original of this letter, and retain the copy for your records.  If you have any questions or there is any additional information we can provide, please contact Jo Dennis, VP, Software Human Resources at 415 734 1659.

We are extremely pleased to welcome you to HP, and we look forward to creating an exciting future together.

Sincerely,

Bill Vegthe

EVP, Software & Solutions

/s/ Tram Phi	Sept. 14, 2010
Tram Phi	Date